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                                                                  Exhibit (a)(9)


                         [North Coast Energy Letterhead]

                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

           NORTH COAST ENERGY ANNOUNCES EXTENSION OF CONVERSION OFFER

Cleveland, Ohio (January 31, 1997) - NORTH COAST ENERGY, INC. (NASDAQ: NCEB and NCEBP) today announced that it has extended the expiration date of its Conversion Offer to the holders of outstanding shares of its Series A 6% Convertible Preferred Stock and its Series B Cumulative Convertible Preferred Stock. The terms and conditions of the Conversion Offer are set forth in the Offering Circular dated December 20, 1996, which was mailed to all holders of Series A Stock and Series B Stock. The Expiration Date of the Conversion Offer has been extended from 5:00 p.m., Cleveland, Ohio time, on January 31, 1997 to 5:00 p.m., Cleveland, Ohio time on February 28, 1997.

As of January 30, 1997, (1) there were 300,090 shares of Series A Stock issued and outstanding and 142,990 have been delivered for conversion pursuant to the Conversion Offer and (2) there were 464,665 shares of Series B Stock issued and outstanding and 137,934 have been delivered for conversion pursuant to the Conversion Offer.

NORTH COAST ENERGY, INC. is an independent natural gas and oil company engaged in exploration, development and production activities primarily in the Appalachian Basin region of Ohio and Pennsylvania.

For more information about NORTH COAST ENERGY contact Share Owner Services, Vicki Matjasic at (216) 425-2330.